UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.  )*

 Castlight Health, Inc.

(Name of Issuer)

Class B Common Stock, par value $0.0001 per share

(Title of Class of Securities)

14862Q100

(CUSIP Number)

April 2, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 14862Q100	13G	Page 2 of 8

1.	Names Of Reporting Persons I.R.S. Identification No. Of Above Persons (Entities Only) Gagnon Securities LLC
2.	check the appropriate box if a group	(a) ☐ (b) ☒
3.	sec use only
4.	citizenship or place of organization Delaware Limited Liability Company
number of shares	5.	sole voting power	0
beneficially owned by	6.	shared voting power	963,613
each reporting	7.	sole dispositive power	0
person with:	8.	shared dispositive power	988,946
9.	aggregate amount beneficially owned by each reporting person	988,946
10.	check box if the aggregate amount in row (9) excludes certain shares (See Instructions)	☐
11.	percent of class represented by amount in row (9)	2.96%
12.	type of reporting person (See Instructions)	IA, BD

CUSIP No. 14862Q100	13G	Page 3 of 8

1.	Names Of Reporting Persons I.R.S. Identification No. Of Above Persons (Entities Only) Neil Gagnon
2.	check the appropriate box if a group	(a) ☐ (b) ☒
3.	sec use only
4.	citizenship or place of organization USA
number of shares	5.	sole voting power	157,807
beneficially owned by	6.	shared voting power	1,592,127
each reporting	7.	sole dispositive power	157,807
person with:	8.	shared dispositive power	1,626,944
9.	aggregate amount beneficially owned by each reporting person	1,784,751
10.	check box if the aggregate amount in row (9) excludes certain shares (See Instructions)	☐
11.	percent of class represented by amount in row (9)	5.34%
12.	type of reporting person (See Instructions)	IN

CUSIP No. 14862Q100	13G	Page 4 of 8

Item 1.

(a)	Name of Issuer:	Castlight Health, Inc.

(b)	Address of Issuer’s Principal Executive Offices:	Two Rincon Center
121 Spear Street, Suite 300
San Francisco, CA 94105

Item 2.

Name of Person Filing:

Neil Gagnon has sole voting and dispositive power over 157,807 shares of the Issuer’s Common Stock. In addition, Mr. Gagnon has shared voting power over 1,592,127 shares of the Issuer’s Common Stock and shared dispositive power over 1,626,944 shares of the Issuer’s Common Stock.

Mr. Gagnon is also the Chief Executive Officer of Gagnon Advisors, LLC (“Gagnon Advisors”), an investment adviser registered with the SEC under the Advisers Act. Mr. Gagnon and Gagnon Advisors, in its role as investment manager to Gagnon Investment Associates, LLC (“GIA”), a private investment fund, may be deemed to share voting and dispositive power with respect to the 557,822 shares of the Issuer’s Common Stock held by GIA. Gagnon Securities LLC (“GS”) and Mr. Gagnon expressly disclaim beneficial ownership of all securities held by GIA.

GS is an investment adviser registered with the SEC under the Investment Advisers Act of 1940, as amended (the “Advisers Act”), and a registered broker-dealer, and acts as investment manager to several customer accounts, foundations, partnerships and trusts (collectively, the “Accounts”) to which it furnishes investment advice. Mr. Gagnon is the managing member and principal owner of GS. Mr. Gagnon and GS may be deemed to share voting power with respect to 963,613 shares of Common Stock held in the Accounts and dispositive power with respect to 988,946 shares of Common Stock held in the Accounts. GS and Mr. Gagnon expressly disclaim beneficial ownership of all securities held in the Accounts.

(c)	Address of Principal Business Office or, if none, Residence:	1370 Ave. of the Americas, Suite 2400
New York, NY 10019

(d)	Citizenship:	Gagnon Securities LLC: Delaware Limited Liability Company
Neil Gagnon: USA

(e)	Title of Class of Securities:	Class B Common Stock, par value $0.0001 per share

(f)	CUSIP Number:	14862Q100

CUSIP No. 14862Q100	13G	Page 5 of 8

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

CUSIP No. 14862Q100	13G	Page 6 of 8

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:	Gagnon Securities LLC: 988,946
Neil Gagnon: 1,784,751

(b)	Percent of class:	Gagnon Securities LLC: 2.96%
Neil Gagnon: 5.34%

Calculation of percentage of beneficial ownership is based on 33,407,450 shares of the Issuer’s Common Stock outstanding as reported on the Issuer’s Form 10-K filed on March 12, 2015.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:	Gagnon Securities LLC: 0
Neil Gagnon: 157,807

(ii)	Shared power to vote or to direct the vote:	Gagnon Securities LLC: 963,613
Neil Gagnon: 1,592,127

(iii)	Sole power to dispose or to direct the disposition of:	Gagnon Securities LLC: 0
Neil Gagnon: 157,807

(iv)	Shared power to dispose or to direct the disposition of:	Gagnon Securities LLC: 988,946
Neil Gagnon: 1,626,944

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

The Accounts described above in Item 2 have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities held in their respective accounts. To the knowledge of the Reporting Persons, the interest in any such account does not exceed 5% of the class of securities. Except to the extent described herein, the Reporting Person disclaims beneficial ownership of all such securities.

Items 7 – 9.	Not Applicable

CUSIP No. 14862Q100	13G	Page 7 of 8

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under Section 230.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 7, 2015
Date

GAGNON SECURITIES LLC

BY:	/s/ Neil Gagnon
Signature

Neil Gagnon, Managing Member
Name/Title

NEIL GAGNON

/s/ Neil Gagnon
Signature

CUSIP No. 14862Q100	13G	Page 8 of 8

JOINT FILING AGREEMENT
PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

April 7, 2015
Date

GAGNON SECURITIES LLC

BY:	/s/ Neil Gagnon
Signature

Neil Gagnon, Managing Member
Name/Title

NEIL GAGNON

/s/ Neil Gagnon
Signature